UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2006, OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, the Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Profit Sharing Retirement Plan
of The Procter & Gamble Commercial
Company

Date: December 19, 2006
By:  /s/ Thomas J. Mess_____________
Thomas J. Mess
Secretary, Trustees of The Profit
Sharing Retirement Plan of The
Procter & Gamble Commercial Company

EXHIBIT INDEX

Exhibit No.

      23     Consent of Deloitte & Touche

The Profit Sharing Retirement
Plan of The Procter & Gamble
Commercial Company

 Financial Statements as of and for the Years
 Ended June 30, 2006 and 2005, Supplemental
 Schedule as of June 30, 2006, and Report of
 Independent Registered Public Accounting Firm

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS                                                                                                            _

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits of June 30, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended
June 30, 2006 and 2005	3

Notes for Financial Statements	4-7

SUPPLEMENTAL SCHEDULE-

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
as of June 30, 2006	9

NOTE: All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble Master

Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) as of June 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
December 18, 2006

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2006 AND 2005

	2006	2005
ASSETS:
Investments—at fair value:
Cash and cash equivalents	$2,348,074	$2,600,960
The Procter & Gamble Company common stock	29,764,133	27,132,486
The J.M. Smucker Company common stock	152,840	163,283
Mutual funds	16,592,075	14,345,244

Total investments	48,857,122	44,241,973

Company contributions receivable	3,128,025	3,013,627

NET ASSETS AVAILABLE FOR BENEFITS	$51,985,147	$47,255,600

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2006 AND 2005

	2006	2005
ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$2,648,409	$(450,940)
Dividend income	1,050,981	1,005,590
Interest income	98,786	43,077

Net investment income	3,798,176	597,727

Company contributions (net of forfeitures)	2,341,384	2,999,813

Total additions	6,139,560	3,597,540

DEDUCTIONS—Benefits paid to participants	1,410,013	843,618

NET INCREASE DURING THE YEAR	4,729,547	2,753,922

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	47,255,600	44,501,678

End of year	$51,985,147	$47,255,600

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF

THE PROCTER & GAMBLE COMMERCIAL COMPANY

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

1.	PLAN DESCRIPTION

The following description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution pension plan and is funded through contributions by The Procter & Gamble Commercial Company, Procter & Gamble Pharmaceuticals Puerto Rico, Inc. and Olay Company, Inc. (hereinafter collectively referred to as the “Plan Sponsors”). The Plan Sponsors are wholly-owned subsidiaries of The Procter & Gamble Company (“Company” or “P&G”). Substantially all employees of the Plan Sponsors are eligible to participate in the Plan upon completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—The Plan Sponsors make contributions to the Plan each year based upon the amount of compensation and the years of service credited for each Plan participant, as defined by the Plan agreement, up to specified limitations. The Plan Sponsors’ contributions are calculated by applying the relevant participation percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan.

The following schedule details the participation percentages by years of service.

Participation
Years of Service	Percentage

1–3	8%
4–6	9
7–8	10
9–10	11
11–12	12
13–14	13
15 or more	14

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with an appropriate allocation of the Company’s contributions and Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and Company common stock as investment options for participants.

In May of 2002, certain of the Company’s brands were spun-off to its shareholders and subsequently merged into The J.M. Smucker Company (“Smucker”). As a result, participants holding Company common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of Company common stock prior to the Smucker spin-off was allocated between Company common stock held and the Smucker common stock received. Participants are not permitted to purchase additional shares of Smucker.

Vesting—Participants are vested 100% upon completion of five years of service. Participants are also 100% vested in their accounts upon termination for disability, early or normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service.

Payment of Benefits—On termination of service due to death, disability, termination, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a period not to exceed ten years after the date of death, termination, retirement, or disability.

Forfeited Accounts—Participants who terminate service prior to vesting forfeit their account balance. Forfeited amounts are used to reduce the Company’s annual contributions. During the years ended June 30, 2006 and 2005, the Company’s annual contributions were reduced by $786,641 and $13,814, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties─The Plan utilizes various investment securities including mutual funds and corporate stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company as provided in the Plan document.

Payment of Benefits—Distributions of benefits are processed on a daily basis; therefore, there were no benefits payable at June 30, 2006 and 2005.

3.	INVESTMENTS

The Plan’s investments at that represented 5% or more of the Plan’s net assets available for benefits as of June 30, 2006 and 2005, are as follows:

	2006	2005

*The Procter & Gamble Company common stock	$29,764,133	$27,132,486
Oakmark Equity Income Fund	9,095,410	8,164,042
Barclays S&P 500 Fund	4,180,649
American Century Equity Index Fund		3,538,104
*J.P. Morgan Chase Bank Money Market Fund		2,600,922

* Party-in-interest

During the years ended June 30, 2006 and 2005, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

	2006	2005

Net appreciation (depreciation) in fair value of:
Mutual funds	$1,160,963	$437,461
Common stock	1,487,446	(888,401)

Net appreciation (depreciation) of investments	$2,648,409	$(450,940)

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by J.P. Morgan Chase Bank. J.P. Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.

At June 30, 2006 and 2005, the Plan held 535,326 and 514,360 shares, respectively, of Company common stock with a cost basis of $18,902,139 and $17,236,539, respectively. During the years ended June 30, 2006 and 2005, the Company contributed $2,341,384 and $2,999,813, respectively, to the Plan on behalf of participating employees.

During the years ended June 30, 2006 and 2005, the Plan recorded dividend income from Company common stock of $608,217 and $522,845, respectively.

During the years ended June 30, 2006 and 2005, the Plan’s investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value by $1,494,968 and $(898,911), respectively.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsors have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and the Plan document.

6.	FEDERAL INCOME TAX STATUS

The Plan is exempt from Puerto Rico income taxes under the provisions of Section 165(a) of the Puerto Rico Income Tax Act of 1954, as amended. The Internal Revenue Service has determined and informed the Company by a letter dated February 2, 2004, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the latest determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Income Tax Act of 1954 and the IRC. Therefore, they believe that the Plan was qualified and tax-exempt as of June 30, 2006 and 2005, and no provision for income taxes has been reflected in the accompanying financial statements.

7.	SUBSEQUENT EVENT

Effective October 1, 2006, The Procter & Gamble Commercial Company reorganized as Procter & Gamble Commercial LLC. Former employees of The Procter & Gamble Commercial Company remain eligible for participation in the Plan and any new employees hired on or after October 1, 2006 are eligible for participation in the Plan after completion of one year of service. All employees of the Plan Sponsors prior to the change remain eligible for participation in the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR )
JUNE 30, 2006

Identity of Issue	Description of Investment	Fair Value

SHORT TERM INVESTMENTS:
J.P. Morgan Chase Bank*	Liquified Cash	$170
J.P. Morgan Chase Bank*	Money Market Fund	2,347,904

THE PROCTER & GAMBLE COMPANY*	Common stock, no par value
	535,326 shares (cost $18,902,139)	29,764,133

THE J.M. SMUCKER COMPANY	Common stock, no par value
	3,419 shares (cost $75,531)	152,840

MUTUAL FUNDS:
Barclays	S&P 500 Fund	4,180,649
Fidelity	Diversified International Fund	740,207
Oakmark	Equity Income Fund	9,095,410
PIMCO	Total Return Fund	958,669
Royce	Low Price Stock Fund	1,617,140

TOTAL ASSETS		$48,857,122

* Party-in-interest.